# CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04012478







January 16, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed Second Quarter Report containing the Company's interim financial statements for the period ended November 30, 2003, duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr-fs.doc

dlw 1/30

CI Funds

82-4994



# CI FUND MANAGEMENT INC. Q2 REPORT

NOVEMBER 30, 2003



# FINANCIAL HIGHLIGHTS

NOVEMBER 30,

| (thousands of dollars, except per share amounts) | 2003 | 2002 | % change |
|---|---|---|---|
| **As at November 30** | | | |
| Total fee-earning assets | **56,443,284** | 34,642,639 | 63 |
| Mutual/segregated fund assets under management | **39,413,438** | 29,727,774 | 33 |
| Redemption value of mutual/segregated funds | **840,000** | 749,000 | 12 |
| Common shares outstanding | **295,775** | 234,230 | 26 |
| **For the six month period** | | | |
| Average mutual/segregated fund assets under management | **31,012,475** | 26,402,974 | 17 |
| Total gross sales of mutual/segregated funds | **2,104,498** | 1,973,113 | 7 |
| Total redemptions of mutual/segregated funds | **2,449,650** | 2,181,910 | 12 |
| Total net sales of mutual/segregated funds | **(345,152)** | (208,797) | (65) |
| Earnings per share | **0.24** | 0.18*** | 33 |
| Adjusted earnings per share* | **0.34** | 0.18 | 89 |
| EBITDA** per share | **0.68** | 0.77*** | (12) |
| Dividends per share | **0.18** | 0.13 | 38 |
| **For the three month period** | | | |
| Average mutual/segregated fund assets under management | **32,625,794** | 29,078,703 | 12 |
| Total gross sales of mutual/segregated funds | **1,150,663** | 1,136,081 | 1 |
| Total redemptions of mutual/segregated funds | **1,465,081** | 1,103,261 | 33 |
| Total net sales of mutual/segregated funds | **(314,418)** | 32,820 | n/a |
| Earnings per share | **0.06** | 0.09*** | (33) |
| Adjusted earnings per share* | **0.16** | 0.09 | 78 |
| EBITDA** per share | **0.33** | 0.37*** | (11) |
| Dividends per share | **0.10** | 0.08 | 25 |

*Adjusted earnings per share is a non-GAAP (generally accepted accounting principles) earnings measure which reflects CI's income net of a $24 million non-cash charge relating to legislated increases in income tax rates and their impact on the future income tax liability on fund management contracts acquired in the prior year.

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

***During the six month period ended November 30, 2002, stock options were share-settled and the diluted earnings per share and diluted EBITDA per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the six month period ended November 30, 2003, there is no dilutive effect as CI accounts for its stock options as a liability.

# Dear Shareholders:

## Market review

In the second quarter of CI's fiscal 2004, which ended November 30, 2003, markets continued to experience gains following the positive trend of the prior two quarters. During the quarter, the S&P/TSX Composite Index posted a return of 5.1%, the S&P 500 Index rose 5.5%, the Dow Jones Industrial Average rose 4.5%, the Nasdaq rose 8.4% and the MSCI World Index rose 8.3%. From a Canadian perspective, the gains in foreign markets were offset by the rising Canadian dollar, which strengthened 6.5% against the U.S. dollar during the quarter from $0.72 to $0.77.

Despite the positive market returns, the intense focus on mutual fund practices, primarily in the U.S., continued to cast a cloud over the industry. Though issues such as late trading and market timing of funds to take advantage of stale prices do not appear to be significant in Canada, the U.S. news stories overshadowed the Canadian industry and the strong rebound in mutual fund values in 2003.

Nevertheless, continuing positive market returns were reflected in overall mutual fund sales. Industry net sales, as reported by the Investment Funds Institute of Canada (IFIC), continued to trend upward with $589 million in net sales for the quarter ended November 30, 2003, compared with industry net redemptions of $2,835 million for the quarter ended November 30, 2002, and industry net sales of $46 million for the quarter ended August 31, 2003.

# OPERATING REVIEW

CI's operating and financial results include the results of Synergy Asset Management Inc. ("Synergy") for the period October 6, 2003, to November 30, 2003, Skylon Capital Corp. ("Skylon") for the period November 7, 2003, to November 30, 2003, and Assante Corporation ("Assante") for the period November 14, 2003, to November 30, 2003. It will not be until CI's third fiscal quarter, which ends February 29, 2004, that the operating and financial results of the above three companies will be reflected in CI's results for a complete quarter.



WILLIAM T. HOLLAND
President and Chief Executive Officer

CI's total managed assets at November 30, 2003, were $44.8 billion, up 33% from $33.8 billion at November 30, 2002, and up 29% from $34.7 billion at August 31, 2003. The increase of $11.0 billion from November 30, 2002, was attributed to $7.2 billion of additional assets from the Assante acquisition, $1.6 billion from the Synergy acquisition, $0.8 billion from the Skylon acquisition and $0.5 billion in increased

institutional assets. Market appreciation of CI's funds accounted for the remainder of the increase, offset partly by net redemptions of CI's funds. In addition, CI had $10.9 billion of assets under administration at Assante (net of $7.2 billion of assets under management referred to above) and $0.7 billion of other administered assets, for total fee-earning assets of $56.4 billion.

At November 30, 2003, CI's managed assets of $44.8 billion were comprised of $32.2 billion in mutual and segregated funds ($29.7 billion at November 30, 2002), $7.2 billion of assets under management in proprietary funds at Assante (nil at November 30, 2002), $4.4 billion in institutional assets ($3.9 billion at November 30, 2002), $0.2 billion of managed labour-sponsored fund assets (nil at November 30, 2002) and $0.8 billion in structured products ($0.2 billion at November 30, 2002). The increase in institutional assets was a result of winning additional mandates combined with market gains. The $32.2 billion in mutual and segregated funds included $1.5 billion in Class I funds (for which CI negotiates the management fees with institutional clients) and $0.2 billion in Class F funds (which have reduced management fees, but pay no trailer fees to financial advisers). At November 30, 2002, Class I and Class F funds had $1.2 billion and $0.1 billion in assets, respectively.

CI's assets as reported to IFIC were $31.0 billion at November 30, 2003. This figure is $9.4 billion below CI's actual $40.4 billion in non-institutional managed assets because IFIC uses a narrow definition of assets under management that does not include the $7.2 billion of Assante proprietary funds, $1.2 billion of segregated funds, $0.2 billion of managed labour-sponsored funds and $0.8 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management, product sales or conducting financial analysis of CI.

## CI FEE-EARNING ASSET PROFILE

| As at November 30, (billions of dollars) | 2003 | 2002 | % change |
|---|---|---|---|
| Mutual/segregated funds | **32.2** | 29.7 | +8 |
| Assante funds | **7.2** | — | n/a |
| Managed labour-sponsored funds | **0.2** | — | n/a |
| Structured products | **0.8** | 0.2 | +300 |
| | **40.4** | 29.9 | +35 |
| Managed institutional assets | **4.4** | 3.9 | +13 |
| Total managed assets | **44.8** | 33.8 | +33 |
| Other administered funds | **0.7** | 0.8 | -13 |
| Assante assets under administration (net of Assante funds) | **10.9** | — | n/a |
| Total fee-earning assets | **56.4** | 34.6 | +63 |

Average non-institutional managed assets for the quarter were $33.1 billion, up 12% from $29.6 billion for the quarter ended August 31, 2003, and up 13% from $29.3 billion for the quarter ended November 30, 2002. This was comprised of average mutual/segregated fund assets of $31.3 billion ($29.1 billion for the quarter ended November 30, 2002), average Assante proprietary funds of $1.3 billion (nil for the quarter ended November 30, 2002), average managed labour-sponsored fund assets of $0.1 billion (nil at November 30, 2002) and average structured product assets of $0.4 billion ($0.2 billion at November 30, 2002).

CI had net redemptions in its mutual/segregated funds during the quarter of $314.4 million. This compares with $32.8 million of net sales for the quarter ended November 30, 2002, and $30.7 million of net redemptions in the quarter ended August 31, 2003. During November 2003, Assante experienced net sales of approximately $31.0 million, which reduced CI Mutual Funds' net redemptions from $345.4 million to $314.4 million.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar Canada fund rankings. As at November 30, 2003, CI had 17 funds with the top five-star rating, maintaining its position of being ranked as one of the top two companies in the industry over the past 12 months if measured on the basis of total five-star funds. Of note is the CI Value Trust Fund, which was 1,000 basis points ahead of the S&P 500 Index at November 30, 2003. This fund replicates the U.S.-based Legg Mason Value Trust, which subsequently ended calendar 2003 by outperforming the S&P 500 Index for a record 13 consecutive years.

During the second quarter of fiscal 2004, CI focused on integrating Synergy and Skylon into its operations. Both integrations were fully completed in November, including the conversion of back-office activity onto CI's existing administrative platforms. This was accomplished with a minimal increase in staffing levels, allowing CI to quickly realize the benefits of cost savings. These savings from economies of scale and the elimination of duplicate operations will provide ongoing benefits both to CI and unitholders of CI's funds.

At Assante, Joseph Canavan, formerly President and CEO of Synergy, was appointed President and CEO. Assante is being operated as a separate entity from CI's mutual fund operation. To date, Mr. Canavan and his team have focused on developing a plan to enhance the distribution and management of Assante's products through a comprehensive review of all operations.

The acquisition of Synergy closed on October 6, 2003. CI paid total consideration of $117 million, consisting of $94 million in cash and 1.66 million common shares of

CI. Synergy had approximately $55 million of available tax losses. At closing, Synergy had total mutual fund assets of $1.6 billion.

The acquisition of Skylon, a firm specializing in labour-sponsored funds and structured products, closed on November 7, 2003. CI paid total consideration of approximately $34 million in cash. Skylon effectively had about $8.0 million of available tax losses. At closing, Skylon's assets under management consisted of approximately $167 million in labour-sponsored funds and $613 million in structured products and administered assets.

The acquisition of Assante closed on November 14, 2003. CI paid $889 million in the form of $312 million in cash and 38.8 million common shares of CI. The cash payment was reduced by $160 million of Assante debt outstanding at closing. Assante had $18.4 billion in assets under administration at closing, including $7.2 billion in assets under management.

For details of the accounting treatment of these acquisitions, reference is made to Note 3 accompanying the financial statements for the quarter ended November 30, 2003.

Like CI, Skylon, Synergy and Assante do not have pension plans.

In order to maintain its 34% interest in CI after the issuance of CI shares to purchase Synergy and Assante, Sun Life Assurance Company of Canada subscribed for a total of 20.7 million common shares of CI for total consideration of $265.3 million in cash. CI used these proceeds to fund in part the cash component of the above transactions.

## FINANCIAL REVIEW

**Three months ended November 30, 2003**

Total revenues for the quarter ended November 30, 2003, were $173.4 million, compared with $152.5 million in the prior year – an increase of 14%. The increase resulted from the additional revenues produced from the growth in fee-earning assets resulting from market appreciation and the acquisitions of Synergy, Skylon and Assante. As indicated earlier, these results include the operations of Synergy, Skylon and Assante only from the date of closing of each acquisition to the end of the quarter.

The most significant component of revenues for the quarter was management fees, which increased by 12% from $135.1 million for the quarter ended November 30, 2002, to $151.8 million in fiscal 2004.

Administration fees include administration fees earned on assets under administration in the Assante business, from certain labour-sponsored funds and any administration of third-party assets. Administration fees rose 246% from $1.3 million to $4.5 million, primarily due to revenues earned by Assante through the assets under administration ($3.4 million versus nil in fiscal 2003).

Redemption fees for the quarter decreased from $13.1 million to $10.2 million in fiscal 2004, due to a decline in overall redemptions of CI funds subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $0.15 million ($0.05 million in the quarter ended November 30, 2002) were recognized for the quarter, reflecting the accrued portion of performance fees that were realized based on a calendar year basis.

Other income was $6.7 million for the quarter ended November 30, 2003, up 16% from the prior year. This was primarily income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $4.6 million, up from $4.0 million in the prior year due to increased institutional assets. Other income also includes non-administrative fee income earned by Assante of $1.1 million (nil in the prior year).

There were no gains or losses on marketable securities, compared with a realized loss of $2.8 million in the prior year.

Selling, general and administrative ("SG&A") expenses rose 72% from $29.6 million to $50.8 million. A large component of the SG&A expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $24.2 million to $24.8 million. The slight increase in the cost of fund operations reflected the additional cost of the Synergy and Assante assets acquired in fiscal 2004; however, due to the achievement of cost synergies, the 2% cost increase was significantly below the 12% increase in average assets for the same period. As a result, fund operating expenses as a percentage of assets under management declined 9% to 30.5 basis points for the quarter ended November 30, 2003, from 33.4 basis points in the quarter ended November 30, 2002.

SG&A expenses net of expenses recovered from the funds rose from $5.4 million in fiscal 2003 to $26.0 million in fiscal 2004. The majority of the increase is due to $16.4 million related to option expense accrual (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $16.4 million expense reflected the impact of a $2.32 increase in the price of CI common shares from $13.42 at August 31, 2003, to $15.74 at November 30, 2003.

Excluding the option expense, net SG&A expenses rose from $5.4 million in the prior year to $9.6 million for the quarter ended November 30, 2003. The majority of the increase was due to SG&A expenses of the acquired Assante operations, of which $2.4 million pertained to its dealership activities.

Investment adviser fees were unchanged at $13.0 million, despite the 12% increase in average managed assets. This was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Direct costs attributable to the operation of the Assante dealership were $2.5 million (nil for the quarter ended November 30, 2002). When viewed in conjunction with SG&A expenses of $2.4 million and revenues from the dealership (as reported in administration fees and other income) of $4.5 million, this results in an operating loss of $0.4 million.

Trailer fees rose from $41.1 million in fiscal 2003 to $45.3 million in fiscal 2004, an increase of 10%. This increase reflected the trailer fees on the additional Skylon, Synergy and Assante assets, as well as market appreciation of CI's funds.

Distribution fees to limited partnerships declined from $1.7 million to $1.4 million due to the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $50.3 million to $8.8 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record industry-leading sales in fiscal 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised period was determined by management to be consistent with the period over which CI currently benefits from the sales commission paid and it improves the comparability of CI's financial results with other companies.

Interest expense increased from $1.7 million in fiscal 2003 to $1.8 million in fiscal 2004 because of higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

Other expenses increased from $3.0 million in fiscal 2003 to $3.3 million in fiscal 2004. These include expenses related to the management of institutional assets at CI's U.S. subsidiaries, which increased to $2.7 million from $2.3 million in the prior year, and reduced expenses associated with CI's third-party processing business (nil down from $0.4 million in the prior year).

Minority interest for the quarter ended November 30, 2003, was $1.1 million, down slightly from $1.2 million in the prior year. Minority interest is the 33% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $70.1 million for the quarter ended November 30, 2003, an increase of 100% from $35.1 million in the prior year.

The income tax provision increased from $13.6 million in fiscal 2003 to $54.9 million in the current year. The income tax provision was negatively impacted by legislated increases to future tax rates, such that CI's long-term tax rate increased from 30% to 36% and resulted in a non-cash charge of $30.9 million in the quarter. Of this amount, $24 million relates specifically to fund management contracts acquired in the prior fiscal year, for which $120 million of future income taxes was previously recorded on the balance sheet. The $24 million adjustment to the balance sheet to increase the future tax liability on the fund management contracts to $144 million was charged to the income statement in the quarter.

Net income for the period was $15.2 million ($0.06 per share), compared with net income of $21.4 million ($0.09 per share) in the prior year. The decrease in net income resulted from the additional $24 million of future income taxes as described above. Adjusted for the future income tax charge, net income would have been $39.2 million ($0.16 per share), an increase of 83% from the prior year. This reflected an increase in the overall profitability of CI and a reduction in the amount of amortization of deferred sales commissions.

EBITDA, free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $81.4 million ($0.33 per share) for the quarter, a decrease of 8% from $87.6 million ($0.37 per share) in fiscal 2003.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $43.8 million, down from $47.3 million in the prior fiscal year. The primary contributor to the decrease in free cash flow was the increase in sales commissions paid during the quarter from $15.7 million in the prior year to $23.2 million for the quarter ended November 30, 2003. Free cash flow was approximately 1.5 times the $29.6 million dividend ($0.10 per share) paid subsequent to the quarter end on December 15, 2003. It is important to note that the dividend was paid on the additional shares issued in conjunction with the Synergy and Assante acquisitions; however, CI did not benefit from the assets acquired for the entire quarter due to the timing of the closings of the transactions.

CI's operating margin (management fees less trailer fees, investment adviser fees and net SG&A expenses as a percentage of average mutual fund assets, but excluding the effect of the option expense as described above) on its asset management business was 1.08% for the quarter, up from 1.04% in the prior year. (Although

the option expense is a compensation cost, the expense is based on an accrual affected by the price of CI shares at the end of the quarter and is therefore subject to volatility that may distort the actual cost that may be incurred over the life of the options.) The increase from the prior year was attributable to higher management fees, which rose from 1.86% to 1.87%; lower investment adviser fees, which declined from 0.18% to 0.16%; lower trailer fees, which fell from 0.57% to 0.56%; and consistent net SG&A expenses at 0.08%.

**Six months ended November 30, 2003**

Total revenues for the six months ended November 30, 2003, were $325.7 million, compared with $282.9 million in the prior year – an increase of 15%. The increase resulted from the additional revenues produced by the higher level of fee-earning assets resulting from market appreciation and the acquisitions of Synergy, Skylon and Assante. As indicated earlier, these results include the operations of Synergy, Skylon and Assante only from the date of closing of each acquisition to the end of the period.

The most significant component of revenues for the six months was management fees, which increased by 18% from $243.2 million for the six months ended November 30, 2002, to $287.8 million in fiscal 2004.

Administration fees include administration fees earned on assets under administration in the Assante business, from certain labour-sponsored funds and any administration of third-party assets. Administration fees rose 119% from $2.6 million to $5.7 million, primarily due to revenues earned by Assante through the assets under administration ($3.4 million versus nil in fiscal 2003).

Redemption fees for the six months decreased from $26.3 million to $19.9 million in fiscal 2004, due to a decline in overall redemptions of CI funds subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $0.15 million ($0.05 million in the six months ended November 30, 2002) were recognized for the six months, reflecting the accrued portion of performance fees that were realized based on a calendar year basis.

There were gains on marketable securities of $0.3 million, compared with a realized loss of $2.6 million in the prior year.

Other income was $11.8 million for the six months ended November 30, 2003, down 11% from the prior year. This was primarily income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $8.9 million, up from $8.3 million in the prior year due to increased institutional assets. Income from CI's third-party processing was nil, compared with $3.9 million in the prior fiscal year. Other income also includes non-administrative fee income earned by Assante of $1.1 million (nil in the prior year).

SG&A expenses rose 62% from $54.2 million to $87.8 million. A large component of the SG&A expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $44.2 million to $48.4 million. The increase in the cost of fund operations reflected the additional cost of Synergy and Assante assets acquired in fiscal 2004 and the fact that the cost of the Spectrum Investment Management Limited and Clarica Diversico Ltd. operations acquired in July 2002 were not reflected in the full six months of the prior fiscal year. Due to the achievement of cost synergies, the 10% cost increase was significantly below the 17% increase in average assets for the same period – resulting in the fund operating costs as a percentage of assets declining from the prior year. Compared with the six months ended November 2002, fund operating expenses as a percentage of assets under management declined 7% from 33.4 basis points to 31.2 basis points for the six months ended November 30, 2003.

SG&A expenses net of expenses recovered from the funds rose from $10.0 million in fiscal 2003 to $39.4 million in fiscal 2004. The majority of the increase was due to $25.5 million related to option expense accrual (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $25.5 million expense reflected the impact of a $3.84 increase in the price of CI common shares from $11.90 at May 31, 2003, to $15.74 at November 30, 2003.

Excluding the option expense, net SG&A expenses rose from $10.0 million in the prior year to $13.9 million for the six months ended November 30, 2003. The majority of the increase was due to SG&A expenses of the Assante operations and the overall effect of acquiring the Spectrum, Clarica Diversico, Skylon and Synergy businesses.

Investment adviser fees declined slightly from $24.9 million in fiscal 2003 to $24.7 in fiscal 2004, despite a 17% increase in average assets under management. The decrease was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts. Direct costs attributable to the operation of the Assante dealership were $2.5 million (nil for the six months ended November 30, 2002).

Trailer fees rose from $71.8 million in fiscal 2003 to $84.6 million in fiscal 2004, an increase of 18%. This increase is a result of the trailer fees on the additional Skylon, Synergy and Assante assets, market appreciation of CI's funds and the fact that trailer fees on the Spectrum and Clarica Diversico assets were not reflected in the full six months of fiscal 2003.

Distribution fees to limited partnerships declined from $3.8 million to $2.9 million due to the redemption of assets that had commissions funded by the limited partnerships.

Amortization of deferred sales commissions fell from $97.6 million to $15.5 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record sales in fiscal 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the amortization period of deferred sales commissions from 36 months to 84 months as described earlier.

Interest expense increased from $2.7 million in fiscal 2003 to $3.4 million in fiscal 2004 because of higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

Other expenses increased from $6.2 million in fiscal 2003 to $7.4 million in fiscal 2004. These include expenses related to the management of institutional assets at CI's U.S. subsidiaries, which were $4.6 million in the prior year and $5.0 million in the current year. Expenses associated with CI's third-party processing business were nil, down from $1.1 million in the prior year. This was offset by miscellaneous expenses related to strategic activities of $2.0 million ($0.6 million in the prior year).

Minority interest expense for the six months ended November 30, 2003, was $2.5 million, down slightly from $2.3 million in the prior year. Minority interest is the 33% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $142.8 million for the six months ended November 30, 2003, an increase of 125% from $63.5 million in the prior year.

The income tax provision increased from $24.5 million in fiscal 2003 to $84.1 million in the current year. The increase includes the $30.9 million non-cash charge relating to higher future tax rates, as discussed above.

Net income for the period was $58.7 million ($0.24 per share), compared with net income of $39.0 million ($0.18 per share) in the prior year. Net income includes the effect of an additional $24 million of future income taxes as described above. Adjusted for this, net income would have been $82.7 million ($0.34 per share) an increase of 112% from the prior year. The increase in adjusted net income resulted from the increase in the overall profitability of CI and the reduction in the amount of amortization of deferred sales commissions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $162.8 million ($0.68 per share) for the six months, a decrease of 1% from $164.8 million ($0.77 per share) in fiscal 2003.

Free cash flow (operating cash flow less sales commissions and minority interest) for the six months was $87.3 million, up from $85.0 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increased profitability over the period, offset partly by an increase in sales commissions paid during the six months to $43.5 million from $30.8 million in the prior year.

CI's operating margin (management fees less trailer fees, investment adviser fees and net SG&A expenses as a percentage of average mutual fund assets, but excluding the effect of the option expense as described above) on its asset management business was 1.08% for the six months, up from 1.03% in the prior year. The change was attributable to higher management fees, which rose from 1.84% to 1.86%; a decrease in adjusted net SG&A expenses, which fell from 0.08% to 0.07%; lower investment adviser fees, which declined from 0.19% to 0.16%; and higher trailer fees, which rose from 0.54% to 0.55%.

## FINANCIAL POSITION

Debt, net of cash and marketable securities, was $236.7 million, up from $91.4 million at May 31, 2003. The increase in net debt resulted from the acquisition of Skylon, Synergy and Assante.

In the second quarter of fiscal 2004, CI did not repurchase any shares; however, 5.0 million fewer shares of CI were issued as a result of CI's "toehold" position in Assante shares. The effective cost of the CI shares not issued was $11.08 per share. On November 30, 2003, CI shares closed at $15.74 on the Toronto Stock Exchange.

At November 30, 2003, CI had $15.3 million in marketable securities, of which the largest holding was a $6.5 million investment in common shares of Loring Ward International Ltd. (market value $6.5 million). This investment was sold in early January 2004 for $6.5 million. The value of all marketable securities generally fluctuates with overall market levels. The remaining investments are primarily seed investments in CI's hedge funds and mutual funds.

At November 30, 2003, CI's balance sheet included $92.0 million of Assante clients' funds held in trust as an asset and an offsetting liability. These funds are held independently from CI and do not represent funds available to CI or Assante.

Accounts receivable and prepaid expenses increased from $41.1 million on May 31, 2003, to $95.6 million on November 30, 2003. The majority of the increase relates to management fees receivable on the Assante assets.

Income taxes recoverable were $21.3 million at November 30, 2003, up from $6.1 million at May 31, and arose primarily from $55.0 million of tax losses available from the acquisition of Synergy.

Future income tax assets were $19.5 million on November 30, 2003, up from $9.9 million at year end. The increase was a result of the future tax asset relating to the stock option liability.

Capital assets were $31.4 million at November 30, 2003, up from $4.7 million at May 31, 2003. The increase was a result of the acquisition of Assante, which has a significant investment in capital assets related to its dealerships and asset management operations.

The increase in fund administration contracts ($32.5 million versus nil at year end), fund management contracts ($979.6 million versus $432.6 million at year end) and goodwill ($905.4 million versus $329.7 million at year end) are related to the acquisition of Skylon, Synergy and Assante and are described in Note 3 to the consolidated financial statements for the quarter ended November 30, 2003.

Accounts payable increased from $42.0 million at May 31, 2003, to $136.7 million at November 30, 2003. The increase relates to the addition of the Assante business – primarily trailer fees and asset-related payouts to advisers.

The liability for stock-based compensation was $52.9 million and reflects the accrued liability on a cash payment basis for options on CI common shares based on a period-end price of $15.74. When paid, the payment is fully deductible for tax purposes at the prevailing corporate rate at the time of payment, which is reflected as a future income tax asset.

Future income tax liabilities at November 30, 2003, were $404.1 million, up from $169.7 million at year end. The increase resulted from the setup of the future tax liability related to the fund management and administration contracts for the three acquisitions, as well as the impact of legislated increases in future tax rates, as previously discussed.

At November 30, 2003, CI's mutual fund assets had a terminal redemption value of $840 million.

# OUTLOOK

Since November 30, 2003, markets have continued to rise. As reported on January 2, 2004, CI's fee-earning assets increased by 3.7% or $2.1 billion in December 2003 to $58.5 billion, representing the largest one-month increase in almost two years.

On a consolidated basis with Assante, CI reported positive net sales of $5 million. This was the first month of positive net sales in fiscal 2004. In addition, CI closed its first structured product transaction through Skylon, raising $115 million in December 2003.

The integration of Synergy and Skylon were completed in record time for CI and the benefits of these acquisitions will be fully reflected in the results for CI's quarter ended February 29, 2004.

The outlook for the Assante business continues to be strong, as positive sales and good asset appreciation have continued since CI acquired the business. Assante is expected to be a strong contributor to CI's earnings and cash flow during the third quarter.

Additional disclosure which sets out results for the asset management and asset administration business segments will be provided in the third quarter as a full quarter of results for the acquired businesses will be included in CI's financial statements.

With the effect of market appreciation on CI's funds and the expected contribution from the Synergy, Skylon and Assante businesses, it is expected that cash flow will significantly exceed CI's requirements for funding new sales in the foreseeable future. As a result, surplus funds should be available to pay dividends and meet any other operational cash requirements, including debt service costs or the repurchase of shares under CI's normal course issuer bid.

In December 2003, CI entered into a new loan agreement with a major Canadian chartered bank that provides up to $350 million of borrowing capacity.

The Board of Directors declared a quarterly cash dividend of $0.125 per common share payable on March 15, 2004, to shareholders of record on March 1, 2004, an increase from the previous rate of $0.10 per share.

WILLIAM T. HOLLAND
*President and Chief Executive Officer*

## Consolidated Statements of
# Income and Deficit

FOR THE THREE MONTHS ENDED NOVEMBER 30, (UNAUDITED)

| (thousands of dollars, except per share amounts) | **2003** | 2002 |
|---|---|---|
| **REVENUE** | | |
| Management fees | **151,816** | 135,143 |
| Administration fees | **4,476** | 1,255 |
| Redemption fees | **10,157** | 13,128 |
| Performance fees | **152** | 52 |
| Gain (loss) on sale of marketable securities | **—** | (2,835) |
| Other income | **6,749** | 5,756 |
| | **173,350** | 152,499 |
| **EXPENSES** | | |
| Selling, general and administrative | **50,794** | 29,637 |
| Less: expenses recovered from funds | **24,769** | 24,203 |
| Net selling, general and administrative | **26,025** | 5,434 |
| Investment adviser fees | **13,021** | 13,039 |
| Investment dealer fees | **2,503** | — |
| Trailer fees | **45,260** | 41,116 |
| Distribution fees to limited partnerships | **1,436** | 1,747 |
| Amortization of deferred sales commissions *[note 1(a)]* | **8,752** | 50,305 |
| Interest | **1,816** | 1,667 |
| Other | **3,290** | 2,960 |
| | **102,103** | 116,268 |
| Minority interest | **1,146** | 1,164 |
| Income before income taxes | **70,101** | 35,067 |
| Provision for income taxes | | |
| Current | **25,043** | 25,819 |
| Future *[note 5]* | **29,868** | (12,182) |
| | **54,911** | 13,637 |
| **Net income for the period** | **15,190** | 21,430 |
| Deficit, beginning of period | **(289,074)** | (296,284) |
| Cost of shares repurchased in excess of stated value *[note 2(c)]* | **—** | (1,614) |
| Dividends declared | **(23,450)** | (18,757) |
| **Deficit, end of period** | **(297,334)** | (295,225) |
| Earnings per share | **0.06** | 0.09 |
| Diluted earnings per share *[note 2(d)]* | **0.06** | 0.09 |

*(see accompanying notes)*

## CONSOLIDATED STATEMENTS OF

# INCOME AND DEFICIT

FOR THE SIX MONTHS ENDED NOVEMBER 30, (UNAUDITED)

| (thousands of dollars, except per share amounts) | **2003** | 2002 |
|---|---|---|
| **REVENUE** | | |
| Management fees | **287,848** | 243,239 |
| Administration fees | **5,683** | 2,575 |
| Redemption fees | **19,892** | 26,310 |
| Performance fees | **152** | 52 |
| Gain (loss) on sale of marketable securities | **259** | (2,590) |
| Other income | **11,847** | 13,272 |
| | **325,681** | 282,858 |
| **EXPENSES** | | |
| Selling, general and administrative | **87,798** | 54,205 |
| Less: expenses recovered from funds | **48,425** | 44,179 |
| Net selling, general and administrative | **39,373** | 10,026 |
| Investment adviser fees | **24,697** | 24,905 |
| Investment dealer fees | **2,503** | — |
| Trailer fees | **84,594** | 71,810 |
| Distribution fees to limited partnerships | **2,888** | 3,783 |
| Amortization of deferred sales commissions *[note 1(a)]* | **15,477** | 97,618 |
| Interest | **3,443** | 2,685 |
| Other | **7,440** | 6,210 |
| | **180,415** | 217,037 |
| Minority interest | **2,490** | 2,336 |
| Income before income taxes | **142,776** | 63,485 |
| Provision for income taxes | | |
| Current | **50,000** | 48,931 |
| Future *[note 5]* | **34,110** | (24,397) |
| | **84,110** | 24,534 |
| **Net income for the period** | **58,666** | 38,951 |
| Deficit, beginning of period | **(305,932)** | (236,690) |
| Cost of shares repurchased in excess of stated value *[note 2(c)]* | **(7,776)** | (70,254) |
| Dividends declared | **(42,292)** | (27,232) |
| **Deficit, end of period** | **(297,334)** | (295,225) |
| Earnings per share | **0.24** | 0.18 |
| Diluted earnings per share *[note 2(d)]* | **0.24** | 0.18 |

*(see accompanying notes)*

# Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED NOVEMBER 30 (UNAUDITED)

| (thousands of dollars) | 2003 | 2002 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net income for the period | **15,190** | 21,430 |
| Add (deduct) items not involving cash | | |
| Amortization of capital assets and deferred lease inducements | **721** | 602 |
| Future income taxes | **29,868** | (12,182) |
| Amortization of deferred sales commissions | **8,752** | 50,305 |
| Loss on sale of marketable securities | **—** | 2,835 |
| Stock-based compensation | **12,505** | |
| Minority interest | **1,146** | 1,164 |
| Operating cash flow | **68,182** | 64,154 |
| Net change in non-cash working capital balances related to operations | **14,756** | (1,344) |
| **Cash provided by operating activities** | **82,938** | 62,810 |
| **INVESTING ACTIVITIES** | | |
| Additions to capital assets | **(936)** | (29) |
| Purchase of marketable securities | **(15)** | (9,061) |
| Proceeds on sale of marketable securities | **1** | 26,022 |
| Sales commissions | **(23,189)** | (15,684) |
| Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 3]* | **(411,937)** | — |
| **Cash provided by (used in) investing activities** | **(436,076)** | 1,248 |
| **FINANCING ACTIVITIES** | | |
| Long-term debt | **137,448** | (39,000) |
| Repurchase of share capital | **—** | (2,739) |
| Issuance of share capital | **266,345** | 203 |
| Distributions to minority interest | **(1,174)** | — |
| Dividends paid to shareholders | **(23,450)** | (18,757) |
| **Cash provided by (used in) financing activities** | **379,169** | (60,293) |
| **Net increase in cash during the period** | **26,031** | 3,765 |
| Cash, beginning of period | **1,476** | 1,430 |
| **Cash, end of period** | **27,507** | 5,195 |

*(see accompanying notes)*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED NOVEMBER 30, (UNAUDITED)

| (thousands of dollars) | 2003 | 2002 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net income for the period | **58,666** | 38,951 |
| Add (deduct) items not involving cash | | |
| Amortization of capital assets and deferred lease inducements | **1,089** | 1,036 |
| Future income taxes | **34,110** | (24,397) |
| Amortization of deferred sales commissions | **15,477** | 97,618 |
| (Gain) loss on sale of marketable securities | **(259)** | 2,590 |
| Stock-based compensation | **21,732** | — |
| Minority interest | **2,490** | 2,336 |
| Operating cash flow | **133,305** | 118,134 |
| Net change in non-cash working capital balances related to operations | **22,845** | (52,694) |
| **Cash provided by operating activities** | **156,150** | 65,440 |
| **INVESTING ACTIVITIES** | | |
| Additions to capital assets | **(1,174)** | (141) |
| Purchase of marketable securities | **(24,917)** | (52,685) |
| Proceeds on sale of marketable securities | **5,715** | 30,764 |
| Sales commissions | **(43,472)** | (30,833) |
| Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 3]* | **(411,937)** | — |
| Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs | — | 9,744 |
| **Cash used in investing activities** | **(475,785)** | (43,151) |
| **FINANCING ACTIVITIES** | | |
| Long-term debt | **135,448** | 92,000 |
| Repurchase of share capital | **(11,880)** | (84,965) |
| Issuance of share capital | **266,381** | 1,510 |
| Distributions to minority interest | **(2,288)** | (1,515) |
| Dividends paid to shareholders | **(42,292)** | (27,232) |
| **Cash provided by (used in) financing activities** | **345,369** | (20,202) |
| **Net increase in cash during the period** | **25,734** | 2,087 |
| Cash, beginning of period | **1,773** | 3,108 |
| **Cash, end of period** | **27,507** | 5,195 |

*(see accompanying notes)*

CONSOLIDATED
# BALANCE SHEETS

| (thousands of dollars) | **As at November 30, 2003 (unaudited)** | As at May 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | **27,507** | 1,773 |
| Trust funds on deposit | **91,988** | — |
| Marketable securities | **15,283** | 50,789 |
| Accounts receivable and prepaid expenses | **95,639** | 41,143 |
| Income taxes recoverable | **21,265** | 6,090 |
| Future income taxes | **19,487** | 9,932 |
| **Total current assets** | **271,169** | 109,727 |
| Capital assets | **31,406** | 4,689 |
| Deferred sales commissions, net of accumulated amortization of $248,480 (May 31, 2003 - $233,003) | **189,948** | 145,876 |
| Fund administration contracts | **32,500** | — |
| Fund management contracts | **979,582** | 432,582 |
| Goodwill | **905,413** | 329,680 |
| Other assets | **9,396** | 3,096 |
| | **2,419,414** | 1,025,650 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **136,697** | 42,014 |
| Trust funds payable | **91,988** | — |
| Stock-based compensation | **52,890** | 31,223 |
| Deferred revenue *[note 1(b)]* | **3,755** | — |
| Current portion of long-term debt | **—** | 24,000 |
| **Total current liabilities** | **285,330** | 97,237 |
| Long-term debt | **279,448** | 120,000 |
| Deferred lease inducements | **2,962** | 3,213 |
| Future income taxes | **404,075** | 169,653 |
| **Total liabilities** | **971,815** | 390,103 |
| **Minority interest** | **1,260** | 2,822 |
| **Shareholders' equity** | | |
| Share capital *[note 2]* | **1,743,673** | 938,657 |
| Deficit | **(297,334)** | (305,932) |
| **Total shareholders' equity** | **1,446,339** | 632,725 |
| | **2,419,414** | 1,025,650 |

*(see accompanying notes)*

## 1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in CI Fund Management Inc.'s May 31, 2003 audited annual consolidated financial statements except for the following:

a) Effective June 1, 2003, CI revised its accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised estimate period has been determined by management to be consistent with the period over which CI currently benefits from the sales commissions paid.

b) Effective November 14, 2003, CI revised its revenue recognition policy such that management fees received in advance of amounts earned are disclosed separately as deferred revenue. Prior to this date, CI did not receive management fees in advance of amounts earned.

## 2. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

| | **Common Shares (thousands)** | **Amount ($ thousands)** |
|---|---|---|
| May 31, 2003 | 235,526 | 938,657 |
| Exercise of stock options | 7 | 101 |
| Share repurchase | (1,030) | (4,104) |
| August 31, 2003 | 234,503 | 934,654 |
| Exercise of stock options | 71 | 1,005 |
| Share issuance *[note 3]* | 61,201 | 808,014 |
| November 30, 2003 | 295,775 | 1,743,673 |

b) a summary of changes in the incentive stock option plan is as follows:

| | **Number of Options (thousands)** | **Weighted average exercise price ($)** |
|---|---|---|
| May 31, 2003 | 10,072 | 8.27 |
| Options exercised | (322) | 4.59 |
| Options cancelled | (9) | 11.27 |
| August 31, 2003 | 9,741 | 8.39 |
| Options exercised | (717) | 5.49 |
| Options cancelled | (27) | 10.78 |
| November 30, 2003 | 8,997 | 8.61 |

Options outstanding and exercisable as at November 30, 2003 are as follows:

| Exercise price ($) | Number of options outstanding (thousands) | Weighted average remaining contractual life (years) | Number of options exercisable (thousands) |
|---|---|---|---|
| 3.63 | 44 | 0.4 | 44 |
| 4.00 | 600 | 1.1 | 600 |
| 4.15 | 20 | 1.1 | 20 |
| 4.51 | 1,208 | 1.8 | 819 |
| 4.73 | 1,038 | 1.9 | 633 |
| 4.78 | 518 | 1.4 | 215 |
| 10.51 | 1,884 | 4.4 | — |
| 11.00 | 1,147 | 2.3 | 572 |
| 11.27 | 1,235 | 3.3 | 309 |
| 12.01 | 1,303 | 3.5 | 429 |
| 3.63 to 12.01 | 8,997 | 2.8 | 3,641 |

c) Under a normal course issuer bid, CI repurchased to November 30, 2003, 1,029,700 common shares at an average price of $11.54 per share for total consideration of $11,879,830.

d) The weighted average number of shares outstanding for the three month periods ended November 30 were:

| (thousands) | 2003 | 2002 |
|---|---|---|
| Basic | **247,085** | 234,231 |
| Diluted | **247,085** | 238,692 |

The weighted average number of shares outstanding for the six month periods ended November 30 were:

| (thousands) | 2003 | 2002 |
|---|---|---|
| Basic | **240,835** | 215,267 |
| Diluted | **240,835** | 219,886 |

During the six month period ended November 30, 2002, stock options were share-settled and the diluted earnings per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the six month period ended November 30, 2003, there is no dilutive effect as CI accounts for its stock options as a liability.

e) On January 14, 2004, the Board of Directors declared a cash dividend of $0.125 per share payable on March 15, 2004 to shareholders of record on March 1, 2004.

## 3. BUSINESS ACQUISITIONS

On October 6, 2003, CI completed its acquisition of all of the outstanding common shares of Synergy Asset Management Inc., manager of the Synergy mutual funds. As consideration, CI paid $94.3 million in cash and issued 1,655,874 common shares of CI.

On November 7, 2003, CI completed its acquisition of all of the outstanding common shares of Skylon Capital Corp., manager of the VentureLink Group of Funds and a series of retail structured products. As consideration, CI paid $33.6 million in cash, and must pay a portion of future performance fees, where earned on certain acquired funds, which will be netted against performance fees earned in that period.

On November 14, 2003, CI completed its acquisition of all of the outstanding common shares of the Canadian operations of Assante Corporation, consisting of an investment management business and a network of financial advisers. As consideration, CI paid $312.1 million in cash and issued 38,846,974 common shares of CI.

In conjunction with the above three transactions, Sun Life Assurance Company of Canada purchased 20,698,368 common shares of CI from treasury for $265.3 million in order to maintain its proportionate share of ownership in CI.

In addition, CI issued 1,010,162 stock appreciation rights with a strike price of $13.34 that expire in 2007.

All three of the above acquisitions were accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

| | Synergy Asset Management Inc. | Skylon Capital Corp. | Assante Corporation | Total ($ thousands) |
|---|---|---|---|---|
| Cash | 1,802 | 1,156 | 24,387 | 27,345 |
| Trust funds on deposit | — | — | 91,988 | 91,988 |
| Accounts receivable and prepaid expenses | 1,259 | 219 | 33,261 | 34,739 |
| Capital assets | 378 | — | 26,354 | 26,732 |
| Deferred sales commissions | 5,600 | — | 10,500 | 16,100 |
| Fund administration contracts | — | — | 32,500 | 32,500 |
| Fund management contracts | 35,000 | 17,000 | 495,000 | 547,000 |
| Other assets | 485 | — | 18,517 | 19,002 |
| Accounts payable and accrued liabilities | (3,619) | (372) | (51,927) | (55,918) |
| Trust funds payable | — | — | (91,988) | (91,988) |
| Future income taxes | 7,271 | (949) | (177,209) | (170,887) |
| Other liabilities | — | — | (14,875) | (14,875) |
| Goodwill on acquisition | 68,390 | 16,878 | 490,466 | 575,734 |
| | 116,566 | 33,932 | 886,974 | 1,037,472 |

Details of the consideration given, at fair value, are as follows:

| | Synergy Asset Management Inc. | Skylon Capital Corp. | Assante Corporation | Total ($ thousands) |
|---|---|---|---|---|
| Cash | 94,283 | 33,589 | 309,942 | 437,814 |
| CI common shares | 22,189 | — | 520,549 | 542,738 |
| Assante Corporation common shares already owned | — | — | 55,452 | 55,452 |
| Transaction costs | 94 | 343 | 1,031 | 1,468 |
| | 116,566 | 33,932 | 886,974 | 1,037,472 |

The common shares of CI issued as consideration were valued at $13.40 per share, the closing price immediately prior to the announcement date of August 22, 2003.

The goodwill on acquisition is not deductible for income tax purposes.

The amounts assigned to the assets assumed and liabilities acquired and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The allocation of the purchase price is expected to be completed in the fourth quarter of 2004. Included in other liabilities are accruals for restructuring costs of $10 million related to the three acquisitions.

## 4. LONG TERM DEBT

On December 15, 2003, CI arranged a revolving credit facility with a Canadian chartered bank for general corporate purposes for $350 million. Amounts may be borrowed under this facility through prime rate loans or bankers' acceptances which bear interest at bankers' acceptance rates plus 0.30%.

## 5. FUTURE INCOME TAXES

Substantively enacted increases to income tax rates during the three month period ended November 30, 2003, have resulted in a $30.9 million non-cash charge in the future tax provision for the period.

## 6. COMPARATIVE FIGURES

Certain figures for fiscal 2003 have been reclassified to conform with the financial presentation in the current year.

***This Second Quarter Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.***

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7 www.cifunds.com